SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

THOMPSON CREEK METALS COMPANY INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

6.50% TANGIBLE EQUITY UNITS
(Title of Class of Securities)

884768 300
(CUSIP Number of Class of Securities)

CA8847683007

(ISIN of Class of Securities)

Wendy Cassity, Esq.
Vice President, General Counsel and Secretary
26 West Dry Creek Circle, Suite 810
Littleton, Colorado 80120
(303) 761-8801

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Andrew L. Fabens
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$132,272,400	$17,036.69

*    Estimated solely for the purpose of calculating the registration fee and equal to the product of (a) 8,340,000 units of the registrant’s 6.50% Tangible Equity Units proposed to be exchanged and (b) $15.86, which is the average of the high and low prices per unit of such 6.50% Tangible Equity Units as reported on the New York Stock Exchange on May 19, 2014.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $128.80 for each $1,000,000 of the value of the transaction.

☐  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Thompson Creek Metals Company Inc., a corporation organized as a corporation under the laws of Ontario, Canada and continued under the laws of British Columbia, Canada (the “Company”), to exchange (the “Exchange Offer”) a number of shares of the Company’s common stock equal to (i) 5.3879 shares plus (ii) a number of shares of common stock equal to $1 divided by the Weighted Average Price of the Company’s common stock, for each validly tendered and accepted unit of the Company’s outstanding 6.50% Tangible Equity Units, on the terms and subject to the conditions described in the Offer to Exchange, dated May 21, 2014 (the “Offer to Exchange”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer. The Weighted Average Price of the Company’s common stock will be calculated pursuant to the procedure set forth in the Offer to Exchange. The terms and conditions of the Exchange Offer are set forth in the Offer to Exchange and the accompanying Letter of Transmittal, which are attached as exhibit (a)(1) hereto.

This Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.

As of May 20, 2014, there were 8,340,000 units of the Company’s 6.50% Tangible Equity Units outstanding.

The information set forth in the Offer to Exchange, including the accompanying Letter of Transmittal attached as Annex A thereto, is hereby expressly incorporated herein by reference in response to all items required in this Schedule TO.

Item 1.         Summary Term Sheet.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer” and “Summary—The Exchange Offer” is incorporated herein by reference.

Item 2.         Subject Company Information.

(a) Name and Address.

The name of the subject company is Thompson Creek Metals Company Inc. The address of the Company’s principal executive offices is 26 West Dry Creek Circle, Suite 810, Littleton, Colorado 80120. Its telephone number is (303) 761-8801.

(b) Securities.

The information set forth in the Offer to Exchange in the section entitled “Description of Common Stock” and “Description of the TMEDS” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange in the section entitled “Market for Common Stock and TMEDS” is incorporated herein by reference.

Item 3.         Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth in Item 2(a) above is incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company.

Name	Position

Jacques Perron	Chief Executive Officer and Director

Timothy J. Haddon	Chairman

Denis C. Arsenault	Director

Carol T. Banducci	Director

James L. Freer	Director

James P. Geyer	Director

S. Scott Shellhaas	President and Chief Operating Officer

Pamela L. Saxton	Executive Vice President and Chief Financial Officer

Mark A. Wilson	Executive Vice President and Chief Commercial Officer

Wendy Cassity	Vice President, General Counsel and Secretary

The address and telephone number of each director and executive officer is: c/o Thompson Creek Metals Company Inc., 26 West Dry Creek Circle, Suite 810, Littleton, Colorado 80120, (303) 761-8801.

Item 4.         Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer,” “Summary—The Exchange Offer,” “The Exchange Offer—Terms of the Exchange Offer,” “The Exchange Offer—Exchange Ratio,” “The Exchange Offer—Expiration Date,” “The Exchange Offer—Conditions to the Exchange Offer,” “The Exchange Offer—Extension, Delay in Acceptance, Amendment or Termination,” “The Exchange Offer—Procedures for Tendering Units of TMEDS,” “The Exchange Offer—Withdrawals of Tenders,” “The Exchange Offer—Acceptance; Exchange of Units of TMEDS,” “The Exchange Offer—Accounting Treatment,” “Comparison of Rights Between the TMEDS and Our Common Stock,” “Description of Common Stock—Our Common Stock,” “Description of the TMEDS,” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.

(b) Purchases.

None of the Company’s 6.50% Tangible Equity Units is to be purchased from any officer, director or affiliate of the Company.

Item 5.         Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities.

Except for the agreements filed as Exhibits (d)(1), (d)(2) and (d)(3) to this Schedule TO, there are no agreements, arrangements or understandings whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of the Company.

Item 6.         Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer—Why are we making the exchange offer” and “The Exchange Offer—Purpose and Effects of the Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer—What does the Company intend to do with the units of TMEDS that are tendered in the exchange offer,” “Summary—The Exchange Offer” and “The Exchange Offer—Terms of the Exchange Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange in the section entitled “Summary—Thompson Creek,” “Risk Factors—Risks Related to Holding Units of TMEDS After the Exchange Offer—Units of TMEDS that you continue to hold after the exchange offer are expected to become less liquid following the exchange offer” and “Capitalization” is incorporated herein by reference.

Item 7.         Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer—What will I receive in the exchange offer if I tender units of TMEDS and they are accepted,” “Summary—The Exchange Offer,” “The Exchange Offer—Terms of the Exchange Offer” and “The Exchange Offer—Exchange Ratio” is incorporated herein by reference.

(b) Conditions.

Not applicable.

(c) Borrowed Funds.

Not applicable.

Item 8.         Interest in the Securities of the Subject Company.

(a) Securities Ownership.

None of the Company’s 6.50% Tangible Equity Units is owned by any director, officer or affiliate of the Company.

(b) Securities Transactions.

None of the Company or the Company’s executive officers or directors have effected any transactions with respect to the 6.50% Tangible Equity Units within the 60 day period prior to May 21, 2014.

Item 9.        Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Offer to Exchange in the sections entitled “The Exchange Offer—Solicitation” and “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.

Item 10.  Financial Statements.

(a) Financial Information.

The information set forth in the Offer to Exchange in the sections entitled “Where You Can Find More Information” and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2014 are incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.  Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange in the section entitled “The Exchange Offer—Conditions to the Exchange Offer” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12.  Exhibits.

(a)(1)      Offer to Exchange, dated May 21, 2014, and related Letter of Transmittal and Notice of Guaranteed Delivery.

(a)(2)      News Release, dated May 21, 2014.

(b)           Not applicable.

(d)(1)      Purchase Contract Agreement, dated May 11, 2012, among the Company, Wells Fargo Bank, National Association, and Valiant Trust Company (incorporated by reference to Exhibit 4.5 to Form 8-K filed on May 11, 2012).

(d)(2)      Indenture, dated May 11, 2012, between the Company and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 to Form 8-K filed on May 11, 2012).

(d)(3)      Third Supplemental Indenture, dated May 11, 2012, among the Company, Wells Fargo Bank, National Association, and Valiant Trust Company (incorporated by reference to Exhibit 4.4 to Form 8-K filed on May 11, 2012).

(g)           Not applicable.

(h)           Not applicable.

Item 13.  Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2014

THOMPSON CREEK METALS COMPANY INC.

	By:	/s/ Pamela L. Saxton
Name: Pamela L. Saxton
Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

(a)(1)	Offer to Exchange, dated May 21, 2014, and related Letter of Transmittal and Notice of Guaranteed Delivery.

(a)(2)	News Release, dated May 21, 2014.

(b)	Not applicable.

(d)(1)

Purchase Contract Agreement, dated May 11, 2012, among the Company, Wells Fargo Bank, National Association, and Valiant Trust Company (incorporated by reference to Exhibit 4.5 to Form 8-K filed on May 11, 2012).

(d)(2)	Indenture, dated May 11, 2012, between the Company and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 to Form 8-K filed on May 11, 2012).

(d)(3)

Third Supplemental Indenture, dated May 11, 2012, among the Company, Wells Fargo Bank, National Association, and Valiant Trust Company (incorporated by reference to Exhibit 4.4 to Form 8-K filed on May 11, 2012).

(g)	Not applicable.

(h)	Not applicable.